EXHIBIT 14

CODE OF ETHICS AND BUSINESS CONDUCT
CROFF ENTERPRISES, INC.

The Company has adopted this Code of Ethics and Business Conduct, applicable to the Company’s principal executive officer, principal accounting officer and/or controller, principal financial officer, and any persons performing similar functions.

●  We shall at all times comply with all applicable governmental laws, rules and regulations.

●  We shall provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications.

●  We shall conduct ourselves and our business in an honest and ethical manner.

●  We reject bribery in all its forms.

●  We shall provide sufficient information to enable customers and others to make their own informed decisions.

●  We shall not advertise in a false or misleading manner.

●  We shall respect all requests for confidentiality of information.

●  We shall be alert to situations that might cause a conflict of interest or have the appearance of a conflict and shall provide full disclosure when an actual or apparent conflict of interest arises and shall ethically handle any actual or apparent conflict of interest between personal and professional relationships.

●  We shall promptly report any violation of this Code that we become aware of to the Board of Directors of the Company.